13014285

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 04 2013

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARINER FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Freeway, Suite 400 (No. and Street) CRD 35993

Houston (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R Davis 713-920-9431 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA (Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 (Address) West Southfield, (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

BB 3/19

OATH OR AFFIRMATION

I, Steven R. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financiasl Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Steven R Davis

VP Finance/CFO

Title

Joe F Moore Jr
NOTARY PUBLIC STATE OF TEXAS
My Commission Expires
03/08/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 20, 2013

Board of Directors
Mariner Financial Group, Inc.
9601 Kaly Freeway
Houston , TX

I have audited the accompanying balance sheet of Mariner Financial Group, Inc. , as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Mariner Financial Group, Inc. as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

Mariner Financial Group, Inc.
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank - Checking	$	158,091.38
Cash in Bank - Clearing Account		25,000.00
Cash in Bank - Checking		27,121.49
Investments		65,565.30
Accounts Receivable		40.98
Total Current Assets		275,819.15
PROPERTY AND EQUIPMENT		
Equipment		47,201.00
Less: Accumulated Depreciation		(46,683.00)
Net Property and Equipment		518.00
TOTAL ASSETS	$	276,337.15

The footnotes are an integral part of the financial statements.

Mariner Financial Group, Inc.
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	2,204.00
Commissions Payable		44.98
Credit Card - Suntrust Visa		495.00
Accrued Liabilities		1.03
Total Current Liabilities		2,745.01
LONG-TERM LIABILITIES		
Total Liabilities		2,745.01
STOCKHOLDERS' EQUITY		
Preferred stock, Series A, no par value, 10,000 shares authorized, 200 shares issued and outstanding		5,000.00
Common Stock, no par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding		7,200.00
Paid in Excess		30,000.00
Retained Earnings		231,392.14
Total Stockholders' Equity		273,592.14
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	276,337.15

The footnotes are an integral part of the financial statements.

Mariner Financial Group, Inc.
STATEMENT OF INCOME

		12 Months Ended December 31, 2012
Revenues		
Commissions Earned	$	133,203.08
Other Income		5,442.02
Interest Income		273.87
Unrealized gain (losses) on Secur		1,320.23
Total Revenues		140,239.20
Operating Expenses		
Floor brokerage, exchange, and c		4,325.00
Communications and data proces		2,061.86
Occpancy		38,403.42
Other expenses		94,135.50
Total Operating Expenses		138,925.78
Operating Income (Loss)		1,313.42
Net Income (Loss)	$	1,313.42

The footnotes are an integral part of the financial statements.

Mariner Financial Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 1,313.42
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Losses (Gains) on sales of Decrease (Increase) in Operating Assets:	
Accounts Receivable	65,493.26
Other	(0.50)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(61,493.22)
Accrued Liabilities	0.00
Total Adjustments	3,999.54
Net Cash Provided Bv (Used in) Operating Activities	5,312.96
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,312.96
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	270,465.21
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 275,778.17

The footnotes are an integral part of the financial statements.

Mariner Financial Group, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2012
Beginning of Period	S	229,886.22
Plus: Net Income	S	1,313.42
Plus: Net Unrealized Sec. Gain		193.00
Less: Prior Period Adjustment		(0.50)
RETAINED EARNINGS END OF PERIOD	S	231,392.14

The footnotes are an integral part of the financial statements.

MARINER FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2012	200	5,000	10,000	$ 7,200	10,000	$ 30,000	$ 230,079	$ 272,279
Net Income	-	-	-	-	-	-	1,313	1,313
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2012	$ 200	$ 5,000	$ 10,000	$ 7,200	$ 10,000	$ 30,000	$ 231,392	$ 273,592

The footnotes are an integral part of the financial statements.

MARINER FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

MARINER FINANCIAL GROUP, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Mariner Financial Group, Inc. a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

MARINER FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2012, or in the procedures followed in making the periodic computation required. At December 31, 2012, the Company had net capital of $263,464.00 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 at December 31, 2012. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares. (ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – ACCOUNTS RECEIVABLE

The accounts receivable consists of amount due from a non broker dealer, $40.98.

NOTE E – PROPERTY & EQUIPMENT

	Estimated Useful Life		
Automobile	5 years	$	15,701
Furniture and equipment	3 – 7 years		31,500
Leasehold improvements	7 years		0
			47,201
Less – accumulated depreciation			(46,683)
Total		$	518

NOTE F – ACCRUED LIABILITIES

The Accrued liability is made of estimates of amounts for the federal income taxes and various business expenses.

MARINER FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE G – COMMISSION PAYABLE

The amount, $44.98, is owed to commission agents for sales commissions.

NOTE H – ACCRUED LIABILITES.

The amount, $2,700.03, is owed to various vendors and payroll tax liabilities.

NOTE I – RENT

The Company leases office space. The amount of rent under this arrangement in December 31, 2012 was $38,403.42.

NOTE J – SUBSEQUENT EVENTS

As of February 20, 2013, the Company did not have subsequent events.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Marine Financial Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 273,592.14
Nonallowable assets:		
Accounts receivable – other	41.00	
Securities	0.00	
Property & Equipment	518.00	(559.00)
Other Charges		
Haircuts	8,998.75	
Undue Concentration	2,092.00	(11,090.75)
Net allowable capital		$ 261,942.39

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 183.09
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 256,942.39

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,745.01
Percentage of aggregate indebtedness to net capital	1.05%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 267,452.00
Adjustments:	
Change in Equity (Adjustments)	1,310.39
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(4,728.00)
Change in Undue Concentration	(2,092.00)
NCC per Audit	261,942.39
Reconciled Difference	$ (0.00)

See accountant's audit report

Mariner Financial Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2013

Board of Directors
Mariner Financial Group, Inc.
9601 Katy Freeway
Houston, TX

In planning and performing my audit of the financial statements and supplemental schedules of Mariner Financial Group, Inc. for the year ended December 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward L Richardson Jr CPA

Edward Richardson, Jr., CPA

Mariner Financial Group, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2012

MARINER FINANCIAL GROUP, INC.
December 31, 2012

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